Filed by Halo TopCo, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Angie’s List, Inc.

(Commission File No. 001-35339)

Date: May 4, 2017

CONTENTS CALL PARTICIPANTS PRESENTATION QUESTION AND ANSWER 2 3 4 IAC/InterActiveCorp NasdaqGS:IAC FQ1 2017 Earnings Call Transcripts Thursday, May 04, 2017 12:30 PM GMT .................................................................................................................................................................... S&P Capital IQ Estimates Currency: USD Consensus as of May-04-2017 7:20 AM GMT .................................................................................................................................................................... WWW.SPCAPITALIQ.COM COPYRIGHT © 2017, S&P CAPITAL IQ, A PART OF MCGRAW HILL FINANCIAL. 1 - EPS NORMALIZED - CONSENSUSACTUALSURPRISE FQ1 20160.340.4223.53 % FQ2 20160.500.42(16.00%) FQ3 20160.670.738.96 % FQ4 20160.951.3845.26% -FQ1 2017--FQ2 2017--FY 2017--FY 2018-CONSENSUS ACTUAL SURPRISE CONSENSUS CONSENSUS CONSENSUS EPS Normalized 0.34 0.29 (14.71%) 0.80 3.41 4.41 Revenue (mm) 718.74 760.83 5.86 758.67 3131.02 3456.20

IAC/INTERACTIVECORP FQ1 2017 EARNINGS CALL MAY 04, 2017

Call Participants

EXECUTIVES

Glenn H. Schiffman
Chief Financial Officer and Executive Vice President

Joseph Levin
Chief Executive Officer and Director

ANALYSTS

Brian Patrick Fitzgerald
Jefferies LLC, Research Division

Christian Kerrigan Rice
Needham & Company, LLC, Research Division

Daniel Salmon
BMO Capital Markets Equity Research

Heath P. Terry
Goldman Sachs Group Inc., Research Division

Jason Stuart Helfstein
Oppenheimer & Co. Inc., Research Division

John Ryan Blackledge
Cowen and Company, LLC, Research Division

Kunal Madhukar
SunTrust Robinson Humphrey, Inc., Research Division

Paul Judd Bieber
Crédit Suisse AG, Research Division

Peter Stabler
Wells Fargo Securities, LLC, Research Division

Samuel James Kemp
Piper Jaffray Companies, Research Division

Victor B. Anthony
Aegis Capital Corporation, Research Division

WWW.SPCAPITALIQ.COM 2
Copyright © 2017 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved.

IAC/INTERACTIVECORP FQ1 2017 EARNINGS CALL MAY 04, 2017 Presentation .................................................................................................................................................................... Operator Good day, and welcome to the IAC Reports Q1 2017 Results Conference Call. At this time, I would like to turn the conference over to Mr. Glenn Schiffman, CFO. Please go ahead, sir. Glenn H. Schiffman Chief Financial Officer and Executive Vice President Thank you, operator. Good morning, everyone. Glenn Schiffman here, and welcome to our first quarter earnings call. Joining me today is Joey Levin, our CEO. We've taken a lot of your time this week, so appreciate you giving us a little more here. As you know, Match Group held their first quarter earnings call yesterday morning. The focus of this call will be IAC ex-Match. Similar to last quarter, supplemental to our quarterly earnings release, we have also published our quarterly shareholder letter. We will not be reading the shareholder letter on this call. It is currently available on the Investor Relations section of our website. I will shortly turn the call over to Joey to make a few brief introductory remarks, and then we will open up to Q&A. Before we get to that, I'd like to remind you that during this call, we may discuss our outlook and future performance. These forward-looking statements typically may be preceded by words such as we expect, we believe, we anticipate or similar statements. These forward-looking views are subject to risks and uncertainties, and our actual results could differ materially from the views expressed here today. Some of the risks have been set forth in our first quarter press release and our reports filed with the SEC. We'll also discuss certain non-GAAP measures, which, as a reminder, include adjusted EBITDA, which we'll refer to today as EBITDA for simplicity during the call. I'll also refer you to our press release, and again, to the Investor Relations section of our website for all comparable GAAP measures and full reconciliations for all material of non-GAAP measures. Finally, in connection with the proposed Angie's List transaction, we expect to file documents with the SEC. You are urged to read those documents once filed because they will contain important information about the proposed transaction. You can obtain free copies of the documents we file with the SEC by contacting Investor Relations or from the SEC's website. Now let's jump right into it. Joey? Joseph Levin Chief Executive Officer and Director Good morning, everybody. I'm cognizant of the fact that this is your third hour with us this week, so let's try and be brief. And I don't know that there's much more for me to say, so let's get right into questions. Operator? 3 WWW.SPCAPITALIQ.COM Copyright © 2017 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved.

IAC/INTERACTIVECORP FQ1 2017 EARNINGS CALL MAY 04, 2017 Question and Answer .................................................................................................................................................................... Operator [Operator Instructions] And we'll take our first question from Jason Helfstein with Oppenheimer. Jason Stuart Helfstein Oppenheimer & Co. Inc., Research Division Kind of I guess 2 related and then 1 housekeeping. So first question, how does HomeAdvisor being or soon to be a separate entity make you think about the rest of IAC and your decisions around allocating capital with respect to the rest of the stub? Number 2, what are the risks to integrate both businesses as you intend to [ hear ] $270 million EBITDA target? And then just lastly, more of a housekeeping. I assume that stock comp will be a significant component for the senior management at ANGI HomeAdvisor. Can you help us understand the dilution if Chris and his team are successful? Joseph Levin Chief Executive Officer and Director Sure. All good questions. On the --rest of IAC and allocating capital, I don't think anything changes with this transaction. I think we'll certainly start to focus more on the other businesses, as kind of whatever we've done a transaction like this as it highlights one business in a very specific and unique way and then allows us to focus on the earlier stages, smaller businesses, so we'll --in terms of attention, we'll start focusing a lot of energy and attention on those businesses. But I don't think anything changes as it relates to capital allocation or any of the big sort of corporate organization, capitalization decisions. We've got a great set of businesses still in that IAC, now excluding both Match and HomeAdvisor. Vimeo, the kind of biggest, most interesting --sorry, not biggest, but biggest sort of long-term potential, we think. But Applications still a great, consistent, stable business, and publishing with a really, now I think stabilized, potentially interesting future. So there's a bunch of, I'd say, interesting call options in the rest of IAC. On integration risk, yes, obviously deals like this --deals of this size, deals of this sort of complexity, there's lots of integration risk, and there's things that we will discover that we didn't expect in --and all of that. But when I think about this deal, and we've done a lot of deals similar to this one, we have --this one is pretty tight as it relates to the work we've done up in advance and exactly what we have to do and knowing what we have to do and how we do it. I don't think we would have been able to say that 18 months ago when we made the unsolicited offer; A, because we were playing blind then; but B, HomeAdvisor was in a different state then and we've got a lot bigger service professional network now and we've gotten more things right on the products. So I think we are in a very healthy place to be able to do something like that. If you want to think about it in just the most conservative way, Jason, which is not the way I think about it, but if you want to think about it in just purely the most conservative way, you can think about Angie's List as a very big affiliate for HomeAdvisor. And how do you think that audience, that very brand conscious audience, very specific highly qualified, high-quality audience, how do you think that audience will perform relative to, say, our least qualified affiliate or our best qualified affiliate. I'd imagine that it would be meaningfully better than our best affiliate. And we know how to deal with traffic like that. Also, there is a huge amount of traffic that we think is kind of underutilized at Angie's List in the sense that they still haven't --they drop the payroll, but that opened up lots of opportunities. I think there are still opportunities to unlock in that transition. But if you say, okay, you can get comfortable that the traffic is there and that HomeAdvisor knows what to do with traffic like that and how to converts traffic that like that in a way that is --delivers a great consumer experience and delivers a great service professional experience. The next question is, will your service professional network absorb that kind of traffic? And we take a lot of comfort in the fact that we had $200 million of unused cap last year in 2016. Now I don't know if the traffic blinds up perfectly with all that cap, but I do think that is --that gives us a lot of comfort in kind of how we can handle that traffic. And on the cost side, we have been looking at this for a while. We've been studying this business for a while. And we've kind of dug in very deep with Angie's List, and we built this from the ground up. So I think we're reasonably confident in what we can deliver there. But like I said, all of this to have risk and all deals have risk, and I am certain that not looked to any --everything I just said, we will find things we didn't expect, both positive and negative. On stock comp, 4 WWW.SPCAPITALIQ.COM Copyright © 2017 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved.

IAC/INTERACTIVECORP FQ1 2017 EARNINGS CALL MAY 04, 2017 that's a great question. There will be dilution for the management team, for sure. I think it is probably in a typical range, sort of 3%, 4%, something like that to the team. And as we see that advances over time and comes into play over time, but they will definitely quite deservedly have a nice piece of the company and be paid well. I think that answers all your questions, Jason. Glenn H. Schiffman Chief Financial Officer and Executive Vice President Jason, the only thing I'd add is, look, in terms of execution --in terms of execution risk, our confidence in our management team given what they've done over the last couple of years couldn't be better placed. Operator We'll move to Brian Fitzgerald with Jefferies. Brian Patrick Fitzgerald Jefferies LLC, Research Division A couple of questions on Vimeo. First, we saw that you're shifting the Vimeo channel launch to 2018, the SVOD. Can you provide some more color there, and maybe an updated plan around those initiatives? And then historically, you've shunt advertising on Vimeo, but would you consider maybe a 30-second pre-roll or mid-roll in the future to further monetize that content? You have some great longer-form content there, and we feel an ad would absolutely be palatable at least from our perspective. Joseph Levin Chief Executive Officer and Director Yes. On the shifting in the SVOD plan, basically, we hired a woman at Vimeo who is handling programming, named Alana Mayo, who we think is fantastic. She came in, a few weeks into the job into my office, and she said, I can deliver you a great content by the end of '17. But if I want to deliver you the best content, I'm going to have to deliver you that slate in 2018, first half of 2018. And I said, well, let's go for the best, and we're not in a rush, and so we'll launch that in 2018. And obviously, that takes down the loss or reduces the loss in 2017 in that business. And everything else is going great in Vimeo. And I think, I'm paid, in terms of building the technology and products that we need, we're on a good pace there. And the Creative SaaS businesses is doing incredibly well and continuing to accelerate growth in gross bookings. So that's all, I think, it's strong positive. On ads, the answer, unfortunately is the same. We are not focused on ads in this business right now. I think YouTube does a very nice job, and Google and YouTube do a very nice job in that ad-supported video product, and that's just not our focus. I suppose that could change at some point. I don't think that's likely, but I would never say never, and we're always open to what makes sense for the business and our customers, and we will --we'll always think about it, but I continued to say that's pretty unlikely. Operator Let's move to John Blackledge with Cowen. John Ryan Blackledge Cowen and Company, LLC, Research Division Two questions, kind of similar topic. First question, if you take IAC's current share price, back out its stake in Match, back out our estimate for a stake in ANGI Homeservices, back out the net cash, to us, it implies a negative EV of close to $1 billion, which seems absurd. Joey and/or Glenn, question is kind of like what's your take? Do you agree on the math? And how do you solve for this on your side? And then a similar topic to Jason's question. Joey, in the letter, you mentioned you're going to continue to find, build, manage and grow great companies to compound capital for shareholders. Do you think you have another Match and/or HomeAdvisor shimmering at IAC at the moment? Joseph Levin Chief Executive Officer and Director 5 WWW.SPCAPITALIQ.COM Copyright © 2017 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved.

IAC/INTERACTIVECORP FQ1 2017 EARNINGS CALL MAY 04, 2017 Thanks, John. Yes, I mean as far as the math, I think you're in the neighborhood. I just glanced at that this morning and had a chuckle because it's always the case. I was thinking about, I met with a sale rated analyst on IAC right after we did the Match IPO. And he was saying, well, it's part of the --the better story is how do we unlock value, right? So will we just do an IPO of Match and we unlock the value there, he said, what about HomeAdvisor? I said, look, I mean, at some point, we have --now there's 10 public companies out of the one IAC. At some point, I hope we get credit for a pattern here, but maybe we never will. I don't know. I don't lose too much sleep over it, frankly, but the math is whatever the math is. I mean to think we start new everyday, having to prove ourselves on what the business is and what the potential is, and we are there again at IAC. I mean I talked about this in the last letter, John, where we were in 2009. Everyone thought we had a collection of losers in 2009, and we turned that into quite a bit. I feel as confident now as we did then. There is lots of potential in what remains of IAC. And I think we ourselves may be surprised by things in there. Some of the things --obviously, Vimeo is probably the most interesting candidate, but we are nowhere near. I mean, that's a long time I think before we're in that position for Vimeo. But there is --we like to have a lot of optionality, and I think we're in that position right now. Glenn H. Schiffman Chief Financial Officer and Executive Vice President In terms of other assets in the portfolio? Joseph Levin Chief Executive Officer and Director What was it --I didn't... Glenn H. Schiffman Chief Financial Officer and Executive Vice President Find, build, grow other assets more broadly. Joseph Levin Chief Executive Officer and Director Yes. No. I think that that's --well, the answer applies on that, too. I mean we obviously have a cash balance, and we'll look to deploy that capital, and we'll never stop looking to deploy that capital. Operator And let's move on to Peter Stabler with Wells Fargo Securities. Peter Stabler Wells Fargo Securities, LLC, Research Division A couple on Angie's and HomeAdvisor. First, with regard to kind of the differences between the models. Joey, I'm wondering if you think that --does the listing model still work? How do you look at it when you compare it to the data intensive lead gen model that HomeAdvisor has? And any thoughts there? And then, secondly, the commentary around the $200 million unused cap. Unless I've been asleep, a possibility over the last couple of years, I haven't really heard that talked about in terms of HomeAdvisor of having an unused spend or underutilized spend --sorry, unaccessed spend. So just wondering, can you give a little more color there for investors, what you're talking about? Is this commentary we're going to here regularly going forward? Is it going to be something that we can track, et cetera? Joseph Levin Chief Executive Officer and Director Sure. Let me do the second one first, which is, this is something that we've looked at for forever. It's not when we talk about, because the --you're growing supply and demand at the same time in this marketplace. And so you're always kind of constrained by one or the other, and it can go back and forth. But there isn't --there hasn't been a moment where you, for example, have a monumental leap 6 WWW.SPCAPITALIQ.COM Copyright © 2017 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved.

IAC/INTERACTIVECORP FQ1 2017 EARNINGS CALL MAY 04, 2017 in demand. And this transaction enables a kind of monumental leap in demand. And when you do a monumental leap in demand, then that unused cap comes in to play. The concept of the cap is as service professional says to us, I'm willing to do, I'm willing to buy $300 worth of [ plumming ] leads every month in zip code 10014, and we may only have $200 worth of those leads, and so $100 goes unspent. Now that number will never go to 0, because, for example, I use this one all the time, but a snow plow company might have a lot of cap in the summer months of work left wanting to plow, and there --we're not going to find a lot of demand in the summer for those snowplow companies. But when we look at that demand, there is lots of demand that we think we can fulfill in --sorry, when we look at that supply, in this case, I think there's lots of it that we think we can fulfill with demand that will come in from [ anywhere ]. I don't think it's a number that we report on every quarter. Likely, I don't think it's a --it's not a driver of the business. It is a opportunity when you think about just when you have these monumental leaps in demand. On the question of does the listing model work. I think the answer is yes. It works for some portion of the service professional population. They --we think that the sort of larger multi-truck fleets, those folks have worked in the listings and have been comfortable with the listings model and like that. And we're going to continue to enable that for those customers. I think that --although we've presumed some defiance in the listings model over time, I think that, realistically, what happens here is the consumer decides. And I think there is a consumer, and we've talked about this a lot, there is a consumer who likes the listing model or variations on the listing model, which is to get a set of choices and for the consumer to be able to make that choice. I think that, long-term, the consumer is less interested in making those choices themselves and more interested in the platform, helping them choose and getting match directly to take friction out of that process. But we'll see. We're going to enable the products to the consumers, and we're going to let the consumers decide how they want to find the service professionals. But ultimately, it's going to be the really the consumers decision of the model that win. And the other thing I'd say is, it's a $400 billion market in the U.S., and so there's a lot of products that can work in a $400 billion market, and there are a lot of customers and a lot of different ways of interacting, and so we'll try and enable all of them. Glenn H. Schiffman Chief Financial Officer and Executive Vice President And Peter, on the unused cap, this in fact to Jason's question a little bit earlier. Obviously, as our network has grown and our business has grown, the unused cap has grown. So things that give us more confidence around these synergies and a lot of confidence around the execution risk, that unused cap ranks right up there. And also, you heard me say on Tuesday, we don't get 100% of our ad budget for our SPs, so. Operator Next, we'll move to Dan Salmon with BMO Capital Markets. Daniel Salmon BMO Capital Markets Equity Research Joey, maybe one on HomeAdvisor, one on Vimeo. On HomeAdvisor, you talked at length about the $400 billion addressable market in the U.S. And in the letter, you mentioned you're sort of seeing a similar figure in Europe. Could you maybe expand as the international footprint is largely focused there on North America and Europe right now, but talk a little bit about what the long-term opportunity may be in emerging markets as you build a little bit of scale. And then, second, if you could just expand a little bit more on what really, I guess, Alana's suggestion to delay launching the service into 2018. I'm just --no doubt she'd be in charged and her the team with getting a slate up and running fairly quickly, and so just simply having a little bit more time makes sense. But I'm just curious as to, is this about giving your chance to get through a full development cycle. Is there an opportunity for her to learn a little bit more about the community that you have there already? I would imagine engaging some of your more prolific creators on the platform already would be a priority. So just if you could take us a little layer deeper on that decision. Joseph Levin Chief Executive Officer and Director 7 WWW.SPCAPITALIQ.COM Copyright © 2017 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved.

IAC/INTERACTIVECORP FQ1 2017 EARNINGS CALL MAY 04, 2017 Sure. On the market in the rest of the world, I think --so right now, we only have exposure to North America, and really U.S. and Canada, and I think 5 markets in Europe. And it is --I think that, realistically, for the near to medium-term, that's about a big enough footprint. That's a lot of work for us to do. And I don't want to spread too thin. It's not to say, I wouldn't eliminate the possibility that we open up a new market, either through M&A or organically, but I don't think it's likely just because we've got our hands full right now. We've looked at Latin America and Asia, I think that some of the demographic information in Latin America doesn't really work for us, or at least, if it just be a little bit more complicated right now to execute. You look at things like homeownership as against condominiums or apartment to rentals where there may be --where a lot of work by done by the building super. You look at things like GDP and the middle class, and obviously, and we just kind of mapped out the world, and I think we like our footprint right now. There is a market, certainly, there are many more markets, of course, outside of Europe and North America, but I think, right now, we've picked our battles, and we're going to focus it. Glenn H. Schiffman Chief Financial Officer and Executive Vice President And those 6 markets aggregate up to a little over $300 billion of TAM, just the 6 international markets we have. Daniel Salmon BMO Capital Markets Equity Research That's helpful. Joseph Levin Chief Executive Officer and Director And then on Vimeo and timing. Yes, absolutely, she's spending time. The whole team is spending time on looking at our existing creator base, speaking to our existing creator base out in the community, understanding what people can make or interested in making. As all of these things go into the equation. I don't think we have a --we don't need to be on a typical schedule, a typical development cycle. We don't have seasons, and we don't have any of these concepts that carry over from linear. We don't --we're not constrained by format, time of year, time of day, any of these things. So it is open field. And that's --on the one hand, a incredible opportunity. And on the other hand, it's a very big and complicated problem to think about in terms of of where you want to focus. And we are --and Alana is spending a lot of time thinking about that. But we've just now started to deploy capital, and I think that 2018 looks good right now. Operator And let's move on to Paul Bieber with Crédit Suisse. Paul Judd Bieber Crédit Suisse AG, Research Division I's hoping you give some color on what drove the growth on the consumer part of the Applications business. And then also, can you give us an update on the rebrand of About.com and the vertical content strategy? And what you're seeing in terms of traffic growth for the newly launched sites? Joseph Levin Chief Executive Officer and Director Sure. Glenn, you want to do the... Glenn H. Schiffman Chief Financial Officer and Executive Vice President Yes. On the --[ on ] applications, you saw us call out, Apalon grew about 164% year-over-year. SlimWare also, our business there grew as well. The partnership business, as you know, is in a slow decline. And then on our core [ mind spark ] business, we had a --you saw a strong RPQ in the fourth quarter. We also 8 WWW.SPCAPITALIQ.COM Copyright © 2017 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved.

IAC/INTERACTIVECORP FQ1 2017 EARNINGS CALL MAY 04, 2017 had some strong RPQ in the first quarter, not as strong as in the fourth quarter. And you see, we kept our guidance in and around that $30 million there. Seasonally, the RPQ is a little weaker in the second quarter, but we feel great about that $30 million, for the third quarter in a row that this business has exceeded $30 million there. Again, given the puts and takes, the growth parts of the business, SlimWare and Apalon, more then making up for the shrinking piece. Joseph Levin Chief Executive Officer and Director Yes. And I forgot, what was the second question? Glenn H. Schiffman Chief Financial Officer and Executive Vice President Rebrand. Joseph Levin Chief Executive Officer and Director Yes. Sorry. Got that. This is really so far exceeding our expectations. I don't have a number. Glenn you have numbers you can throw them out there. Basically, what's happened here is we split about into 6 different pieces. Every single one of them that is launched, I think, is now up in traffic, and certainly from relative to launch, but I believe even now year-over-year, right? Glenn H. Schiffman Chief Financial Officer and Executive Vice President Yes. Joseph Levin Chief Executive Officer and Director So we have a nice fast growing new publisher. And as the --that was the risk of whether did we pull that off and so I think we can check that box that the next product was, do advertisers pay attention and do advertisers understand and get excited about it. Advertisers are meaningfully moved still by comScore data. And our comScore chart for [ dot dash ] looks pretty exceptional right now. And these are all new brands with great content with new looks. And so we've got kind of a hot, young, little publisher here, and I'm pretty excited about it. I don't have the growth numbers off the top of my head... Glenn H. Schiffman Chief Financial Officer and Executive Vice President Yes. And to put these in context, 90% of our sessions will now be in the verticals. That will rise to 100% when we launch trip savvy on May 15. If you go through each of them very well, Q1 sessions are up 10% year-over-year, the Balance up 80% year-over-year, LifeWire up 100% year-over-year, the spruce is up 100% since launch. The launch was very recent, as you guys know, in February, so we're not quite up year-over-year there. And then [ fot co ] is up 30% since launch. So exciting numbers, indeed. Operator And next we move on to Kerry Rice with Needham. Christian Kerrigan Rice Needham & Company, LLC, Research Division I don't want to put words in your mouth. But it sounds now that you would be willing or maybe the opportunity for you guys to look for acquisitions maybe increasing now with the spinout of HomeAdvisor, maybe some comments on that. And then just kind of a housekeeping question. Other income was down quite considerably. I don't know if there's anything to call out from that or anything that you can give us to think about how we think about that line going forward. This is beyond the interest expense, just the other --the $7.7 million, Glenn. 9 WWW.SPCAPITALIQ.COM Copyright © 2017 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved.

IAC/INTERACTIVECORP FQ1 2017 EARNINGS CALL MAY 04, 2017 Joseph Levin Chief Executive Officer and Director Yes. On the acquisitions, and I'll let Glenn do the other income, I wouldn't say that actually anything has changed there. I'd say on a scale of 1 to 10, our appetite for acquisitions in general is at 10 as it's always been for our entire history. Obviously, we just worked on a big project, and so that's the --that's taken up a lot of our time and energy. But that is --we're always looking for acquisitions. And this doesn't mean we rush into things. We're very patient. We only go after things where we have a high level of confidence. But our desire to look is always going to be as high as it could be. I think that's central to what we do. Glenn H. Schiffman Chief Financial Officer and Executive Vice President Yes. On the other income, in the fourth quarter, we had [ fit ] of $15 million gain from the sale of PriceRunner, first quarter of '16. The fourth quarter of '16, I think we had about a $35 million gain in respect to the sale of ShoeBuy. So I think '16 was aberrational high. The other thing that flows through there from an accounting perspective is FX gains and FX losses. In '16, we enjoyed some FX gains, and these are obviously temporary based on marking-to-market. And in '17, we have some FX losses there. And that's as we translate our foreign earnings and consolidate them and roll them up based on the functional currency of that accounting unit and as that translates out there as an accounting --as an FX gain or an FX loss, again, from an accounting perspective. It's a big difference, as I said earlier, it's asset sales, gains and losses flow through there. And 2016 was aberrational in so far as we have PriceRunner and ShoeBuy. Christian Kerrigan Rice Needham & Company, LLC, Research Division Is the Princeton Review sale in that bucket for Q1 or that falls into Q2 actually? Glenn H. Schiffman Chief Financial Officer and Executive Vice President Yes, that's in Q1. Operator And next we'll move on to Heath Terry with Goldman Sachs. Heath P. Terry Goldman Sachs Group Inc., Research Division You've guided to a 35% margin for the combined HomeAdvisor company. Is there --I'm just curious, is there another lead generation company in the category that you're using as a guide there? Just trying to connect the dots between that and other single digit or so margins with the companies have been posting for the last 15 years or so. And then if you could, any update on the [indiscernible] losses. Joseph Levin Chief Executive Officer and Director I don't --we've talked about this before. I don't consider HomeAdvisor a lead generation company. I consider HomeAdvisor a marketplace that matches consumers into home service professionals. We are not in the business of just buying and selling leads. That's just a fundamental misunderstanding. So when you look at marketplace businesses, yes, you do see a lots of marketplace businesses. They get to those margins. Now I don't think we're in a rush to get to those margins. As we've said for a while, but I do certainly believe margins like that are possible, and we've been expanding the margins on the business recently as you've seen. And on that lawsuit, I think the answer is still the same, which is this is not something we're spending time to think about. Glenn H. Schiffman Chief Financial Officer and Executive Vice President 10 WWW.SPCAPITALIQ.COM Copyright © 2017 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved.

IAC/INTERACTIVECORP FQ1 2017 EARNINGS CALL MAY 04, 2017 Yes. We think it's absolutely without merit, and we're going to fight it vigorously. And look, I think you said market --sorry, I think you said lead gen businesses have single-digit margins. I mean we've already shown that, even on a consolidated basis, with our losses internationally, our margins are in excess of that. And if you look at our domestic business, I think Joey called out in the letter, our domestic EBITDA tripled year-over-year, and our domestic margins are obviously a lot, then therefore a lot higher than single digit. Joseph Levin Chief Executive Officer and Director And I'd encourage you to use the product and get a sense of the experience. It is not a lead gen product. It's a consumer product in the marketplace. Operator And next we'll move to Kunal Madhukar with SunTrust. Kunal Madhukar SunTrust Robinson Humphrey, Inc., Research Division A quick one on HomeAdvisor and Angie's List. Can you talk about conversion rates and/or ROI for service providers on HomeAdvisor? How that compares Angie's List? Glenn H. Schiffman Chief Financial Officer and Executive Vice President How ROI and conversion compares on the [ two ]? Joseph Levin Chief Executive Officer and Director Yes. So it's that --it's a very good question. It's also a difficult question. Because the --it's very easy to track at HomeAdvisor as more complicated to track at Angie's List with the listings model. It's something that we are looking into deeply. I mean we've made some estimates on that, and we think that both platforms provide a very healthy ROI for service professionals. And again, we know kind of exactly what that looks like on the HomeAdvisor side. And one of our very near term objectives is to understand better improve what that looks like on the Angie's List side. Glenn H. Schiffman Chief Financial Officer and Executive Vice President Yes. In the letter, Joey does a good job in talking about ROI to the SP based on the win rate and the take rate in the relationship there, too. And we estimate year base start 3% to 4% take rate, that is a 29x return on a dollar and SP spends with us. Operator And next we'll move to Sam Kemp with Piper Jaffray. Samuel James Kemp Piper Jaffray Companies, Research Division Joey, on Vimeo leadership, can you just give us an update on how you're viewing that and whether or not you're seeing yourself playing the role as CEO for the foreseeable future. Or if you think that you will at some point have a standalone CEO? And then, secondly, you also took a board seat on group? I'm just wondering is there anything for us to read through on that or you intentions to expand that relationship there? Joseph Levin Chief Executive Officer and Director 11 WWW.SPCAPITALIQ.COM Copyright © 2017 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved.

IAC/INTERACTIVECORP FQ1 2017 EARNINGS CALL MAY 04, 2017 Sure. On CEO Groupon, I definitely will not be in that role forever, I'm sorry, thank you. But then I'll definitely will not be in that role forever, nor the field. We basically, when we're having in there, we had the choice of making some changes and organizing the strategy, in which case, we have to wait sometime for a new CEO for those things to settle in or bring in somebody right away and letting that person make all those changes. And we opted for the former and so that's sort of pushed out the timeline a bit. And then we then tied up in this deal for a little while. Right now, I'm going back to focus on finding that right person for Vimeo, so we are kicking up that search to full speed. On --look, we've met a lot of people. I think there's a lot of interest. I mean I know there's a lot of interest in the role, a lot of interest from very high quality people. We just want to have a better position really to make a decision previously and now we're focused on doing that. On Groupon, there's absolutely nothing to read into that. I'm from Chicago, the Groupon offices are directly across the street from my parents apartment. I've known the leadership of groupon for a long time. And bonded with those guys and I think they have a big opportunity, and so I thought I could go home to Chicago a lot and I could also chip in a Groupon and see if I could be helpful and that's all there is to the Groupon story. Operator Next we'll move to Victor Anthony with Aegis Capital. Victor B. Anthony Aegis Capital Corporation, Research Division Maybe I'll just follow-up on the acquisition question earlier. So what sort of businesses would you contemplate at this point forward? Is it more marketplace businesses, ad based businesses? Is there certain return profile that you are looking for? Would you consider grow the assets, turnaround businesses? And second, I was somewhat intrigued by the take rate discussion on HomeAdvisor. So I'm just curious more specifically how you plan to increase the take rate? Joseph Levin Chief Executive Officer and Director Sure. On acquisitions, the answer is all of the above. We look for opportunities not constrained by any of the sort of parameters that you listed, but we'll consider any of those options. On take rate, we talked about this a lot in the letter. The way you increase take rate is you increase ROI for service professionals. You make --you get them closer and closer to the transaction, and you continued to prove that they deliver value from the participating on the platform in the marketplace. So the better we prove that and the more we deliver that, the more we can make their job easier by taking work off their plates and putting it into our plates and letting them do the work they love to do, which is whatever their particular trade is. The closer we get there, I think the better we can do on the take rate. And the same thing when you look at other marketplaces, that is --that's folks who have gotten to higher take rates, deliver the closest thing, deliver actual transactions or something much closer to an actual transaction. Thank you. And I think that is it. I appreciate all the time everyone has spent with us this week. And it was a busy week for all of us, so thank you. We're grateful, and we'll talk to you next quarter. Bye-bye. Glenn H. Schiffman Chief Financial Officer and Executive Vice President Thank you. Operator And that will conclude today's call. We thank you for your participation. 12 WWW.SPCAPITALIQ.COM Copyright © 2017 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved.

IAC/INTERACTIVECORP FQ1 2017 EARNINGS CALL MAY 04, 2017 The information in the transcripts ("Content") are provided for internal business purposes and should not be used to assemble or create a database. The Content is based on collection and policies governing audio to text conversion for readable "Transcript" content and all accompanying derived products that is proprietary to Capital IQ and its Third Party Content Providers. The provision of the Content is without any obligation on the part of Capital IQ, Inc. or its third party content providers to review such or any liability or responsibility arising out of your use thereof. Capital IQ does not guarantee or make any representation or warranty, either express or implied, as to the accuracy, validity, timeliness, completeness or continued availability of any Content and shall not be liable for any errors, delays, or actions taken in reliance on information. The Content is not intended to provide tax, legal, insurance or investment advice, and nothing in the Content should be construed as an offer to sell, a solicitation of an offer to buy, or a recommendation for any security by Capital IQ or any third party. In addition, the Content speaks only as of the date issued and is based on conference calls that may contain projections of other forward-looking statements. You should not rely on the Content as expressing Capital IQ’s opinion or as representing current information. Capital IQ has not undertaken, and do not undertake any duty to update the Content or otherwise advise you of changes in the Content. THE CONTENT IS PROVIDED "AS IS" AND "AS AVAILABLE" WITHOUT WARRANTY OF ANY KIND. USE OF THE CONTENT IS AT THE USERS OWN RISK. IN NO EVENT SHALL CAPITAL IQ BE LIABLE FOR ANY DECISION MADE OR ACTION OR INACTION TAKEN IN RELIANCE ON ANY CONTENT, INCLUDING THIRD-PARTY CONTENT. CAPITAL IQ FURTHER EXPLICITLY DISCLAIMS, ANY WARRANTY OF ANY KIND, WHETHER EXPRESS OR IMPLIED, INCLUDING WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND NON-INFRINGEMENT. CAPITAL IQ, SUPPLIERS OF THIRD-PARTY CONTENT AND ANY OTHER THIRD PARTY WORKING WITH CAPITAL IQ SHALL NOT BE RESPONSIBLE OR LIABLE, DIRECTLY OR INDIRECTLY, FOR ANY DAMAGES OR LOSS (INCLUDING DIRECT, INDIRECT, INCIDENTAL, CONSEQUENTIAL AND ANY AND ALL OTHER FORMS OF DAMAGES OR LOSSES REGARDLESS OF THE FORM OF THE ACTION OR THE BASIS OF THE CLAIM) CAUSED OR ALLEGED TO BE CAUSED IN CONNECTION WITH YOUR USE OF THE CONTENT WHETHER OR NOT FORESEEABLE, EVEN IF CAPITAL IQ OR ANY OF THE SUPPLIERS OF THIRD-PARTY CONTENT OR OTHER THIRD PARTIES WORKING WITH CAPITAL IQ IN CONNECTION WITH THE CONTENT HAS BEEN ADVISED OF THE POSSIBILITY OR LIKELIHOOD OF SUCH DAMAGES. © 2017 Capital IQ, Inc. 13 WWW.SPCAPITALIQ.COM Copyright © 2017 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved.

Cautionary Statement Regarding Forward-Looking Information

This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  The use of words such as “anticipates,” “estimates,” “expects,” “plans” and “believes,” among others, generally identify forward-looking statements.  These forward-looking statements include, among others, statements relating to: IAC/InterActiveCorp’s (“IAC”) and/or ANGI Homeservices Inc.’s (“NewCo”) future financial performance, IAC’s and/or NewCo’s business prospects, strategy and anticipated trends in the industries in which IAC’s and/or NewCo’s businesses operate, or will operate, and other similar matters.  These forward-looking statements are based on management’s current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.  Actual results could differ materially from those contained in these forward-looking statements for a variety of reasons.  As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.  In light of these risks and uncertainties, these forward-looking statements may not prove to be accurate. Accordingly, you should not place undue reliance on these forward-looking statements.

In addition to factors previously disclosed in IAC’s and Angie’s List, Inc.’s (“Angie’s List”) reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements and historical performance:  (1) the occurrence of any event, change or other circumstances that could give rise to right of one or both of the parties to terminate the Agreement and Plan of Merger (the “Merger Agreement”); (2) the outcome of any legal proceedings that may be instituted against IAC, NewCo, Merger Sub or Angie’s List; (3) the failure to obtain the necessary stockholder approval or to satisfy any of the other conditions to the proposed transactions on a timely basis or at all; (4) the possibility that the anticipated benefits of the proposed transactions are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the HomeAdvisor business and Angie’s List or as a result of changes in the economy and competitive factors in the areas where the HomeAdvisor business and Angie’s List do business; (5) the possibility that the proposed transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (6) diversion of management’s attention from ongoing business operations and opportunities; (7) potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transactions; (8) changes in asset quality and credit risk; (9) the potential liability for a failure to meet regulatory requirements; (10) potential changes to tax legislation; (11) the potential effect of the announcement of the proposed transactions or consummation of the proposed transactions on relationships, including with employees, customers and competitors; (12) the ability to retain key personnel; and (13) changes in local, national and international financial market, insurance rates and interest rates.  Forward looking statements speak only as of the date they are made and IAC, NewCo and Angie’s List do not intend, and undertake no obligation, to update any forward-looking statement.

Important Additional Information

Investors and security holders are urged to carefully review and consider each of IAC’s, NewCo’s and Angie’s List’s public filings with the SEC, including but not limited to, if applicable, their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q.  The documents filed by IAC and NewCo with the SEC may be obtained free of charge at IAC’s website at http://www.iac.com or at the SEC’s website at https://www.sec.gov.  These documents may also be obtained free of charge from IAC by requesting them in writing to IAC Investor Relations, 555 West 18th Street, New York, NY 10011, or by telephone at 1-212-314-7400.

The documents filed by Angie’s List with the SEC may be obtained free of charge at Angie’s List’s website at http://www.investor.angieslist.com or at the SEC’s website at https://www.sec.gov.  These documents may also be obtained free of charge from Angie’s List by requesting them in writing to Investor Relations, Angie’s List, Inc., 1030 East Washington Street, Indianapolis, Indiana 46202, or by telephone at 1-888-888-5478.

In connection with the proposed transaction, NewCo intends to file a registration statement on Form S-4 with the SEC that will include a proxy statement of Angie’s List and a prospectus of NewCo, and each party will file

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other documents regarding the proposed transaction with the SEC.  Before making any voting or investment decision, investors and security holders of Angie’s List are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents and any other relevant documents filed with the SEC, because they will contain important information about the proposed transaction.  A definitive proxy statement/prospectus will be sent to the stockholders of Angie’s List seeking the required stockholder approval.  Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from IAC or Angie’s List as described in the paragraphs above.

Participants in the Solicitation

IAC, NewCo, Angie’s List and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from Angie’s List’s stockholders in connection with the proposed transactions.  Information about the directors and executive officers of IAC is set forth in the definitive proxy statement for IAC’s 2017 annual meeting of stockholders, as previously filed with the SEC on May 1, 2017.  Information about the directors and executive officers of Angie’s List and their ownership of Angie’s List common stock is set forth in the definitive proxy statement for Angie’s List’s 2017 annual meeting of stockholders, as previously filed with the SEC on April 28, 2017.  Angie’s List stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the proxy statement/prospectus when they become available.  Free copies of these documents may be obtained as described in the paragraphs above.

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